FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

<u>Bear Stearns Asset Backed Securities Inc.</u>   0000946812
Exact Name of Registrant as Specified in Charter   Registrant CIK Number

<u>Form 8-K, October 29, 2003, Series 2003-AC6</u>   333-91334

Name of Person Filing the Document
(If Other than the Registrant)



03036259

PROCESSED
OCT 3 1 2003
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: _____

Name: Baron Silverstein

Title: Vice president

Dated: October 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

New Issue Computational Materials

$397,952,580 (Approximately)

Asset-Backed Certificates,
Series 2003-AC6

Bear Stearns Asset Backed Securities, Inc.
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

October 27, 2003

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A	$336,269,000	84.50%	15.50%	[5.250%] Fixed (d)(e)	4.354	11/25/33	Aaa/AAA
M-1	$27,857,000	7.00%	8.50%	[5.385%] Fixed (d)(e)	4.354	11/25/33	Aa2/AA
M-2	$23,877,000	6.00%	2.50%	Floating (d)(e)(g)	4.354	11/25/33	A2/A
BA	$5,949,580	1.50%	0.00% (f)	Floating (d)(e)(h)	2.222	11/25/33	Baa2/BBB
BB	$4,000,000	1.00%	0.00% (f)	Floating (d)(e)(i)	6.182	11/25/33	Baa2/BBB
Total	$397,952,580	100.00%					

Notes: (a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 4% CPR building to 16% CPR in 12 months, and remaining constant at 16% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in October 2013.

(d) See Optional Redemption Definition.

(e) Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans (other than the Class M-2 Certificates, which will be the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans and the Class BA Certificates and Class BB Certificates which will be the lesser of 12.00% and the weighted average of the net mortgage rates on the mortgage loans). If on any Distribution Date, the pass-through rate for a class of offered certificates is based on its respective interest rate cap, the resulting interest shortfalls may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) Credit Enhancement for the Class BA Certificates and for the Class BB Certificates will be available from the Overcollateralized Amount, which is expected to be 0.00% initially, growing to 0.70% of the original aggregate stated principal balance of the mortgage loans.

(g) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + 1.70% (per annum).

(h) The pass-through rate for the Class BA Certificates will be a floating rate based on One Month LIBOR + 2.50% (per annum).

(i) The pass-through rate for the Class BB Certificates will be a floating rate based on One Month LIBOR + 3.50% (per annum).

BEAR ' STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $397,952,580.
- The mortgage loans were primarily originated by First Horizon (approximately 25%), Ivy (approximately 31%) and Waterfield (approximately 10%), with approximately thirty eight other originators totaling approximately 34% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is final and based upon information as of October 1, 2003.

THE STRUCTURE

The Senior Certificates and Mezzanine Certificates will be paid principal on a *pro rata* basis. The Subordinate Certificates will be paid principal sequentially amongst themselves.

Class A Certificates
The Class A Certificates will be issued as fixed rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates will be issued as fixed rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class BA Certificates
The Class BA Certificates will be issued as floating rate subordinate securities. The Class BA Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class BB Certificates
The Class BB Certificates will be issued as floating rate subordinate securities. The Class BB Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank Minnesota, National Association.
Servicers:	Cendant (approximately 8%), EMC Mortgage Corp. (approximately 20%), First Horizon (approximately 11%), Greenpoint (approximately 3%), HSBC (approximately 1%) and Waterfield (approximately 57%).
Originators:	First Horizon (25%), Ivy (31%), Waterfield (10%) and approximately 38 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	US Bank Corporate Trust Services
Cut-off Date:	October 1, 2003
Closing Date:	On or about October 30, 2003
Distribution Date:	25th day of each month (or the next business day), commencing in November 2003
Optional Redemption:	At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in October 2013.

Optional Redemption (continued):

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A, Class M-1, Class M-2, Class BA and Class BB Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.50% per annum for the Class A Certificates and Class M-1 Certificates, 1.00% per annum for the Class M-2 Certificates, and 1.75% for the Class BA Certificates and Class BB Certificates; or (B) on the Distribution Date in October 2013, 0.50% per annum for the Class A Certificates and Class M-1 Certificates, 1.00% per annum for the Class M-2 Certificates, and 1.75% for the Class BA Certificates and Class BB Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in October 2013, thereafter all net monthly excess cashflow will be paid as principal to the Class A, Class M-1, Class M-2, Class BA and Class BB Certificates, pro rata, until their balances are reduced to zero; provided, however that the pro rata allocation of the net monthly excess cashflow to the Class BA Certificates and Class BB Certificates shall be based on the total principal balance of the Class BA Certificates and Class BB Certificates, but shall be distributed as principal to the Class BA Certificates and the Class BB Certificates on a sequential basis, in that order, until the principal balances of the Class BA Certificates and Class BB Certificates are reduced to zero.

BEAR STEARNS

**Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6**

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.

Net WAC Rate: For each Distribution Date, (a) with respect to the Class A Certificates and Class M-1 Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class M-2 Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs and (c) with respect to the Class BA Certificates and Class BB Certificates, a per annum rate equal to the lesser of (i) 12.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rates for the Class A Certificates and Class M-1 Certificates will be the lesser of the per annum fixed rates and the related Net WAC Rate. The pass-through rates for the Class M-2 Certificates, Class BA Certificates and Class BB Certificates will be the lesser of the per annum floating rate and the related Net WAC Rate.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates (other than the Class M-2 Certificates, Class BA Certificates and Class BB Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class M-2 Certificates, Class BA Certificates and Class BB Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the offered certificates (other than the Class M-2 Certificates, Class BA Certificates and the Class BB Certificates) based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M-2 Certificates, Class BA Certificates and the Class BB Certificates based on a 360-day year and the actual number of days elapsed during the related accrual period.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Monthly Interest Distributable Amount:	For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.
Principal Payments:	On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero; provided, however, that the pro rata allocation of principal to the Class BA Certificates and Class BB Certificates shall be based on the total certificate principal balance of the Class BA Certificates and Class BB Certificates, but shall be distributed to the Class BA Certificates and the Class BB Certificates on a sequential basis, in that order., until the certificate principal balances of the Class BA Certificates and Class BB Certificates have been reduced to zero.
Stated Principal Balance:	With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior Due Period.
Certificate Principal Balance:	With respect to any offered certificate as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates, Class BA Certificates and Class BB Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein.
Principal Distribution Amount:	With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.
Extra Principal Distribution Amount:	With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in October 2013, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

BEAR ·STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and

3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

BEAR ·STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Priority of Payments: Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates; and
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class BA and Class BB Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates on a pro rata basis based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A, Class M-1, Class M-2, Class BA and Class BB Certificates will be paid on a pro rata basis; provided, however that the pro rata allocation of principal to the Class BA Certificates and Class BB Certificates shall be based on the total certificate principal balance of the Class BA Certificates and Class BB Certificates, but shall be distributed to the Class BA Certificates and the Class BB Certificates on a sequential basis, in that order, until the certificate principal balances of the Class BA Certificates and Class BB Certificates have been reduced to zero

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates, then to the Class M-1 Certificates, then to the Class M-2 Certificates and then pro rata to the holders of Class BA Certificates and Class BB Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates; and
5. Payment of any allocated realized loss amount to the holders of the Class BA Certificates and Class BB Certificates, on a pro rata basis.

BEAR · STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.
Allocation of Losses:	Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class BA Certificates and Class BB certificates, on a pro rata basis, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.
	Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to any class of Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.
Overcollateralization Increase Amount:	For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).
Overcollateralized Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the Certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).
Overcollateralization Release Amount:	With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Credit Enhancement:	• Subordination: Initially, 15.50% for the Class A Certificates; 8.50% for the Class M-1 Certificates, 2.50% for the Class M-2 Certificates; and the Overcollateralized Amount (0.00% initially, growing to 0.70%), for the Class BA Certificates and for the Class BB Certificates.
	• Overcollateralization Target Amount: 0.70% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3)

BEAR · STEARNS

**Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6**

the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly.
P&I Advances:	Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.
Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

BEAR STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

> **THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.**

	Total Pool
Pool Principal Balance	$397,952,580
Average Balance	$254,946
Range of Balances	$28,466 - $1,912,519
% Conforming Balance	42.66%
WA Gross WAC	6.4285%
Range of Gross WAC	4.6250% - 10.7500%
WAM (mos)	348
WA Age (mos)	3
WA Original Term (mos)	351
Balloon / Fully Amortizing	0.16% / 99.84%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	699
Below 600	3.43%
600 to 619	3.63%
620 to 639	7.45%
640 to 659	8.38%
660 to 679	13.87%
680 to 699	14.97%
700 to 749	29.30%
750 and above	19.15%
Not Available	0.29%
LTV	
Weighted Average	76.68%
0.01% to 50.00%	4.03%
50.01% to 60.00%	7.07%
60.01% to 70.00%	17.05%
70.01% to 80.00%	49.43%
80.01% to 90.00%	11.65%
90.01% to 95.00%	5.80%
95.01% to 100.00%	4.97%
% with LTV's > 80%	22.42%
% of those loans over 80% LTV with MI	70.09%
Insurance	
Conventional MI	15.89%
Non-MI	84.11%

BEAR · STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF
THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Property Type	
Single Family	67.41%
PUD	18.44%
Two to Four Family	8.32%
Condominium	5.52%
Manufactured Home	0.09%
Co-Op	0.17%
Townhouse	0.06%
Occupancy Status	
Owner Occupied	80.99%
Investor Property	13.63%
Second Home	5.38%
Loan Purpose	
Purchase Money	49.61%
Cash-Out Refinance	31.78%
Rate/Term Refinance	18.61%
Documentation Type	
Full/Alternative	35.86%
Stated Income	37.56%
Stated/Stated	5.69%
No Ratio	7.50%
No Income/No Asset	13.40%
Geographic Concentration	
California	26.86%
Northern CA	12.04%
Southern CA	14.83%
New Jersey	8.37%
Florida	7.27%
Prepayment Penalties	
None	84.99%
6 Months	0.13%
1 Year	0.91%
2 Year	0.01%
3 Year	6.15%
5 Year	7.81%

BEAR · STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Sample Pricing Scenario - Net Monthly Excess Cashflow (Basis Points)

Date	Excess (bps)
Nov-03	113
Dec-03	109
Jan-04	109
Feb-04	109
Mar-04	111
Apr-04	110
May-04	111
Jun-04	111
Jul-04	112
Aug-04	112
Sep-04	112
Oct-04	113
Nov-04	112
Dec-04	113
Jan-05	112
Feb-05	112
Mar-05	115
Apr-05	112
May-05	113
Jun-05	112
Jul-05	113
Aug-05	113
Sep-05	113
Oct-05	114
Nov-05	113
Dec-05	114
Jan-06	113
Feb-06	113
Mar-06	116
Apr-06	113
May-06	114
Jun-06	113
Jul-06	114
Aug-06	113
Sep-06	114
Oct-06	115
Nov-06	114
Dec-06	115

BEAR · STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Date	Excess (bps)
Jan-07	114
Feb-07	114
Mar-07	117
Apr-07	114
May-07	115
Jun-07	114
Jul-07	115
Aug-07	114
Sep-07	115
Oct-07	116
Nov-07	115
Dec-07	116
Jan-08	115
Feb-08	115
Mar-08	117
Apr-08	115
May-08	116
Jun-08	115
Jul-08	116
Aug-08	116
Sep-08	116
Oct-08	117
Nov-08	116
Dec-08	117
Jan-09	116
Feb-09	116
Mar-09	119
Apr-09	117
May-09	118
Jun-09	117
Jul-09	118
Aug-09	117
Sep-09	118
Oct-09	119
Nov-09	118
Dec-09	119
Jan-10	118
Feb-10	119

BEAR · STEARNS

Computational Materials: Preliminary Term Sheet
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-AC6

Date	Excess (bps)
Mar-10	122
Apr-10	119
May-10	120
Jun-10	119
Jul-10	121
Aug-10	120
Sep-10	120
Oct-10	121
Nov-10	121
Dec-10	122
Jan-11	121
Feb-11	121
Mar-11	124
Apr-11	122
May-11	123
Jun-11	122
Jul-11	123
Aug-11	123
Sep-11	123
Oct-11	124
Nov-11	124
Dec-11	125
Jan-12	124
Feb-12	124
Mar-12	126
Apr-12	125
May-12	126
Jun-12	126